EXHIBIT 99.6





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Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Posting of annual report and no change statement

Shareholders are advised that the annual financial statements of Telkom for the year ended 31 March 2004 have been dispatched to shareholders today and contain no modifications to the audited preliminary results which were published on 7 June 2004. The Annual Report is available online at www.telkom.co.za.

The annual financial statements have been audited by the Company's joint auditors Ernst & Young and KPMG. Their unqualified report is available for inspection at the Company's registered office.

A notice of annual general meeting will be distributed to shareholders in due course.

2 September 2004
Johannesburg